UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2014
Commission File Number: 001-36437

Dorian LPG Ltd.
(Translation of registrant's name into English)

Dorian LPG Ltd., c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, Connecticut 06902
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are the unaudited interim condensed consolidated financial statements and management's discussion and analysis of financial condition and results of operations of Dorian LPG Ltd. and its subsidiaries (the "Company"), as of and for the three and six months ended September 30, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dorian LPG Ltd.
(registrant)

Dated: November 5, 2014	By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer

EXHIBIT 1
FORWARD‑LOOKING STATEMENTS
This report contains forward looking statements that involve risks and uncertainties. Where any forward looking statement includes a statement about the assumptions or bases underlying the forward looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. Forward looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this report. These risks include the risks that are identified in the "Risk Factors" section of our Annual Report on Form 20-F, and also include, among others, risks associated with the following:
•      future operating or financial results;
•      our limited operating history;
•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;
•      future production of LPG, refined petroleum products and oil prices;
•      infrastructure to support marine transportation of LPG, including pipelines and terminals;
•      competition in the marine transportation industry;
•      oversupply of LPG vessels comparable to ours;
•	future supply and demand for oil and refined petroleum products and natural gas of which LPG is a byproduct;
•      global and regional economic and political conditions;
•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;
•      ability to employ our vessels profitably;
•      our limited number of assets and small number of customers;
•      performance by the counterparties to our charter agreements;
•      termination of our customer contracts;
•      delays and cost overruns in vessel construction projects;

•	our ability to incur additional indebtedness under and compliance with restrictions and covenants in our debt agreements;
•	our need for cash to meet our debt service obligations and to pay installments in connection with our newbuilding vessels;
•      our levels of operating and maintenance costs;
•      our dependence on key personnel;
•      availability of skilled workers and the related labor costs;
•      compliance with governmental, tax, environmental and safety regulation;
•      changes in tax laws, treaties or regulations;
•	any non compliance with the U.S. Foreign Corrupt Practices Act of 1977 ("the FCPA"), the U.K. Bribery Act 2010, or other applicable regulations relating to bribery;
•      general economic conditions and conditions in the oil and natural gas industry;
•      effects of new products and new technology in our industry;
•      operating hazards in the maritime transportation industry;
•      adequacy of insurance coverage in the event of a catastrophic event;
•      the volatility of the price of our common shares;
•	our incorporation under the laws of the Republic of the Marshall Islands and the limited rights to relief that may be available compared to other countries, including the United States;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our existing and future financing arrangements; and
•      expectations regarding vessel acquisitions.
Any forward looking statements contained in this report should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward looking statements are, in certain instances, included with such forward looking statements and in "Risk Factors" in our Annual Report on 20-F. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements. We qualify all of the forward looking statements by these cautionary statements.
Readers are cautioned not to place undue reliance on the forward looking statements contained in this report, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Dorian LPG Ltd.
TABLE OF CONTENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2014 and March 31, 2014	4
Unaudited Condensed Consolidated Statements of Operations for the three and six months ended September 30, 2014 and July 1, 2013 (inception) to September 30, 2013	5
Unaudited Condensed Consolidated Statements of Shareholders' Equity for the six months ended September 30, 2014 and July 1, 2013 (inception) to September 30, 2013	6
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended September 30, 2014 and July 1, 2013 (inception) to September 30, 2013	7
Notes to Unaudited Condensed Consolidated Financial Statements	8

Management's Discussion and Analysis of Financial Condition and Results of Operations	16

Dorian LPG Ltd.
Unaudited Condensed Consolidated Balance Sheets
 (Expressed in United States Dollars)

	September 30, 2014	March 31, 2014
Assets
Current assets
Cash and cash equivalents	283,013,780	279,131,795
Restricted cash	—	30,948,702
Trade receivables, net and accrued revenues	8,230,859	1,966,746
Prepaid expenses and other receivables	1,256,979	343,047
Due from related parties	409,259	1,639,497
Inventories	3,644,973	1,058,329
Total current assets	296,555,850	315,088,116
Fixed assets
Vessels, net	345,611,836	194,834,866
Vessels under construction	352,708,919	323,206,206
Other fixed assets, net	142,298	60,904
Total fixed assets	698,463,053	518,101,976
Other non‑current assets
Other non-current assets	70,795	—
Deferred charges, net	1,001,316	2,555,674
Restricted cash	4,510,000	4,500,000
Total assets	1,000,601,014	840,245,766
Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	5,358,025	2,401,456
Accrued expenses	3,563,556	2,196,386
Due to related parties	484,081	113,465
Deferred income	788,713	554,111
Current portion of long‑term debt	9,612,000	9,612,000
Total current liabilities	19,806,375	14,877,418
Long‑term liabilities
Long‑term debt—net of current portion	114,300,500	119,106,500
Derivative instruments	12,405,364	14,062,416
Total long‑term liabilities	126,705,864	133,168,916
Total liabilities	146,512,239	148,046,334
Shareholders' equity
Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued nor outstanding	—	—
Common stock, $.01 par value, 450,000,000 shares authorized, 57,783,494,and 48,365,012 shares issued and outstanding as of September 30, 2014 and March 31, 2014, respectively	577,835	483,650
Additional paid‑in‑capital	843,241,171	688,881,939
Retained earnings	10,269,769	2,833,843
Total shareholders' equity	854,088,775	692,199,432
Total liabilities and shareholders' equity	1,000,601,014	840,245,766
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Dorian LPG Ltd.
Unaudited Condensed Consolidated Statements of Operations
 (Expressed in United States Dollars, except for share data)

	Three months ended September 30, 2014	Six months ended September 30, 2014	July 1, 2013 (inception) to September 30, 2013
Revenues	$20,358,211	$36,212,051	$6,055,682
Expenses
Voyage expenses	4,357,560	7,143,558	1,822,424
Vessel operating expenses	5,187,845	8,670,968	2,175,059
Management fees—related party	—	1,125,000	872,356
Depreciation and amortization	3,034,138	5,501,080	1,682,697
General and administrative expenses	4,302,218	5,094,724	12,879
Total expenses	16,881,761	27,535,330	6,565,415
Operating income/(loss)	3,476,450	8,676,721	(509,733)
Other income/(expenses)
Interest and finance costs	(37,452)	(215,992)	(649,863)
Interest income	134,273	241,628	100,039
Gain/(loss) on derivatives, net	342,309	(1,045,835)	(599,148)
Foreign currency gain/(loss), net	(146,903)	(220,596)	232,944
Total other income/(loss), net	292,227	(1,240,795)	(916,028)
Net income/(loss)	$3,768,677	$7,435,926	$(1,425,761)
Earnings per common share, basic and diluted	$0.07	$0.13	$(0.08)
Weighted average number of common shares outstanding, basic and diluted	57,128,494	55,244,082	18,644,324

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Dorian LPG Ltd.
Unaudited Condensed Consolidated Statements of Shareholders' Equity
 (Expressed in United States Dollars, except for number of shares)

	Number of common shares	Common stock	Additional paid‑in capital	Retained earnings	Total
Balance, April 1, 2014	48,365,012	483,650	688,881,939	2,833,843	692,199,432
Issuance—April 24, 2014	1,412,698	14,127	25,839,866	—	25,853,993
Issuance—May 13, 2014	7,105,263	71,053	123,423,492	—	123,494,545
Issuance—May 22, 2014	245,521	2,455	4,335,901	—	4,338,356
Restricted Share Award Issuance— June 30, 2014	655,000	6,550	(6,550)	—	—
Net income for the period	—	—	—	7,435,926	7,435,926
Stock-based compensation	—	—	766,523	—	766,523
Balance, September 30, 2014	57,783,494	577,835	843,241,171	10,269,769	854,088,775

	Number of common shares	Common stock	Additional paid‑in capital	Accumulated deficit	Due from shareholder	Total
Issuance on inception—July 1, 2013	100	1	99	—	(100)	—
Cancellation—July 29, 2013	(100)	(1)	(99)	—	100	—
Issuance—July 29, 2013	18,644,324	186,443	229,804,569	—	—	229,991,012
Net loss for the period	—	—	—	(1,425,761)	—	(1,425,761)
Balance, September 30, 2013	18,644,324	186,443	229,804,569	(1,425,761)	—	228,565,251

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Dorian LPG Ltd.
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Six months ended September 30, 2014	July 1, 2013 (inception) to September 30, 2013
Cash flows from operating activities:
Net income/(loss)	$7,435,926	$(1,425,761)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,501,080	1,682,697
Amortization of financing costs	505,184	207,961
Unrealized gain on derivatives	(1,657,052)	(366,806)
Stock-based compensation expense	766,523	—
Unrealized exchange differences on cash and cash equivalents	352,866	(237,076)
Other non-cash items	412,890	—
Changes in operating assets and liabilities
Trade receivables, net and accrued revenue	(6,396,978)	(895,358)
Prepaid expenses and other receivables	(913,932)	(113,479)
Due from related parties	1,230,238	(1,782,168)
Inventories	(2,586,644)	(523,551)
Other non-current assets	(70,795)	—
Trade accounts payable	2,055,008	3,244,571
Accrued expenses and other liabilities	1,251,154	1,882,778
Due to related parties	370,615	266,303
Payments for drydocking costs	(338,973)	(165,000)
Net cash provided by operating activities	7,917,110	1,775,111
Cash flows from investing activities:
Payments for vessels and vessels under construction	(184,129,520)	(14,879,772)
Net payments to acquire predecessor businesses	—	(13,732,896)
Decrease/(increase) in restricted cash	30,938,702	(71,044,573)
Payments to acquire other fixed assets	(126,701)	—
Net cash used in investing activities	(153,317,519)	(99,657,241)
Cash flows from financing activities:
Repayment of long‑term debt	(4,806,000)	(1,700,000)
Financing costs paid	—	(1,464,402)
Cash proceeds from common shares issuances	155,830,178	167,707,021
Payments relating to issuance costs	(1,388,918)	(5,474,474)
Net cash provided by financing activities	149,635,260	159,068,145
Effects of exchange rates on cash and cash equivalents	(352,866)	237,076
Net increase in cash and cash equivalents	3,881,985	61,423,091
Cash and cash equivalents at the beginning of the period	279,131,795	—
Cash and cash equivalents at the end of the period	$283,013,780	$61,423,091

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Dorian LPG Ltd.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars)
1. Basis of Presentation and General Information
Dorian LPG Ltd. ("Dorian") was incorporated on July 1, 2013, under the laws of the Republic of the Marshall Islands and is headquartered in the United States and is engaged in the transportation of liquefied petroleum gas ("LPG") worldwide through the ownership and operation of LPG tankers. Dorian LPG Ltd. and its subsidiaries (together "we", "our", "DLPG" or the "Company") is primarily focused on owning and operating very large gas carriers ("VLGCs"), each with a cargo carrying capacity of greater than 80,000 cbm. Our fleet currently consists of six LPG carriers, including two fuel-efficient 84,000 cbm ECO-design VLGCs, three 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel. In addition, we have newbuilding contracts for the construction of seventeen new fuel-efficient 84,000 cbm ECO-design VLGCs at Hyundai Heavy Industries Co., Ltd. ("Hyundai" or "HHI"), and Daewoo  Shipping and Marine Engineering Ltd. ("Daewoo"), both of which are based in South Korea, with scheduled deliveries between January 2015 and January 2016. We refer to these contracts along with the VLGCs that were delivered in July and September 2014 as our VLGC Newbuilding Program.
On May 13, 2014, Dorian completed its initial public offering (the "IPO") and its shares trade on the New York Stock Exchange under the ticker symbol "LPG".
The accompanying unaudited condensed consolidated financial statements and related notes (the "Financial Statements") have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In our opinion, all adjustments, consisting of normal recurring items, necessary for a fair presentation of financial position, operating results and cash flows have been included in the Financial Statements. The Financial Statements should be read in conjunction with the audited consolidated financial statements and related notes for the period ended March 31, 2014 included in the Dorian LPG Ltd. Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on July 30, 2014.
Our quarterly results are subject to seasonal and other fluctuations, and the operating results for any quarter are therefore not necessarily indicative of results that may be otherwise expected for the entire year.
As of September 30, 2014, we have current assets of $296.6 million. We have commitments to the shipyards for our newbuilding vessels to be delivered through September 30, 2015 of $696.3 million.
We have funded our obligations to date through cash flows from operations, bank borrowings and equity offerings. Management intends to continue to fund cash flow requirements through these sources. We are currently in negotiations for new credit facilities with banks and Korean export credit agencies and management believes the sources of financing mentioned above will be adequate to fund our operations for the upcoming twelve months and our vessel newbuilding commitments. We do not yet have fully committed bank financing adequate to cover our contractual financial obligations related to our VLGC Newbuilding Program that will come due in the twelve months ending September 30, 2015. Although these factors raise an uncertainty about our ability to fund our obligations related to our VLGC Newbuilding Program, management believes new credit facilities to fund these commitments will be secured. In addition, management believes that if these sources do not provide adequate financing to fund our cash flow needs, it could sell vessels and/or newbuilding contracts.
Our subsidiaries as of September 30, 2014 which are all wholly-owned and are incorporated in Republic of the Marshall Islands (unless otherwise noted) are listed below.

Dorian LPG Ltd.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars)
Vessel Owning Subsidiaries
Subsidiary	Type of vessel(2)	Vessel's name	Built	CBM(1)
CNML LPG Transport LLC	VLGC	Captain Nicholas ML	2008	82,000
CJNP LPG Transport LLC	VLGC	Captain John NP	2007	82,000
CMNL LPG Transport LLC	VLGC	Captain Markos NL	2006	82,000
Grendon Tanker LLC	PGC	LPG Grendon	1996	5,000
Comet LPG Transport LLC	VLGC	Comet	2014	84,000
Corsair LPG Transport LLC	VLGC	Corsair	2014	84,000
Newbuild Vessel Owning Subsidiaries(3)
Subsidiary	Type of vessel(2)	Hull number	Vessel's Name	Estimated vessel delivery date	CBM(1)
Corvette LPG Transport LLC	VLGC	2658	Corvette	January 2015	84,000
Dorian Houston LPG Transport LLC	VLGC	S750	Cobra	April 2015	84,000
Dorian Shanghai LPG Transport LLC	VLGC	S749	Cougar	May 2015	84,000
Dorian Sao Paulo LPG Transport LLC	VLGC	S753	Continental	June 2015	84,000
Dorian Ulsan LPG Transport LLC	VLGC	S755	Constitution	June 2015	84,000
Concorde LPG Transport LLC	VLGC	2660	Concorde	June 2015	84,000
Dorian Amsterdam LPG Transport LLC	VLGC	S751	Commodore	July 2015	84,000
Dorian Dubai LPG Transport LLC	VLGC	2336	Cresques	August 2015	84,000
Dorian Monaco LPG Transport LLC	VLGC	S756	Cheyenne	September 2015	84,000
Constellation LPG Transport LLC	VLGC	2661	Constellation	September 2015	84,000
Dorian Barcelona LPG Transport LLC	VLGC	S752	Clermont	September 2015	84,000
Dorian Geneva LPG Transport LLC	VLGC	2337	Cratis	October 2015	84,000
Dorian Cape Town LPG Transport LLC	VLGC	S754	Chaparral	November 2015	84,000
Dorian Tokyo LPG Transport LLC	VLGC	2338	Copernicus	November 2015	84,000
Commander LPG Transport LLC	VLGC	2662	Commander	November 2015	84,000
Dorian Explorer LPG Transport LLC	VLGC	S757	Challenger	January 2016	84,000
Dorian Exporter LPG Transport LLC	VLGC	S758	Caravel	January 2016	84,000

Management Subsidiaries
Subsidiary	Incorporation Date
Dorian LPG Management Corp	July 2, 2013
Dorian LPG (USA) Ltd (incorporated in USA)	July 2, 2013
Dorian LPG (UK) Ltd (incorporated in UK)	November 18, 2013

Dormant Subsidiaries
Subsidiary	Incorporation Date
SeaCor LPG I LLC	April 26, 2013
SeaCor LPG II LLC	April 26, 2013
Capricorn LPG Transport LLC	November 15, 2013
Constitution LPG Transport LLC	February 17, 2014

(1)	CBM: Cubic meters, a standard measure for LPG tanker capacity.
(2)	Very Large Gas Carrier ("VLGC"), Pressurized Gas Carrier ("PGC")
(3)	Represents newbuild vessels not yet delivered as of September 30, 2014

Dorian LPG Ltd.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars)

2. Significant Accounting Policies

The same accounting policies have been followed in these unaudited interim condensed consolidated financial statements as were applied in the preparation of our audited financial statements for the period ended March 31, 2014 (see Note 2 of the consolidated financial statements for the period ended March 31, 2014 included in our Annual Report on Form 20-F for the period ended March 31, 2014).

There are no recent accounting pronouncements, other than those disclosed in our audited financial statements for the period ended March 31, 2014, for which the adoption of would have a material effect on our unaudited interim condensed consolidated financial statements in the current period or expected to have an impact on future periods.

3. Transactions with Related Parties
 We outsourced the technical and commercial management of our vessels to Dorian (Hellas), S.A. ("Dorian Hellas" or the "Manager"), a related party, through June 30, 2014, pursuant to management agreements entered into by each vessel owning subsidiary on July 26, 2013, as amended. Management fees related to these agreements for the six months ended September 30, 2014 amounted to $1.1 million and are presented in Management fees‑related party. There were no management fees related to these agreements for the three months ended September 30, 2014. The amounts due to/from related parties represent amounts due to/from the Manager relating to payments made by the Manager on our behalf relating to vessels operations, fees due to the Manager for services rendered, net of amounts transferred to the Manager.
Additionally, a fixed monthly fee of $15,000 per hull was payable to the Manager for pre‑delivery services provided during the period from July 29, 2013 until the date of delivery of each newbuilding. Management fees related to the pre‑delivery services for the six months ended September 30, 2014 amounted to $0.9 million. There were no management fees related to pre-delivery services for the three months ended September 30, 2014.
As of July 1, 2014, vessel management services and the associated agreements for our fleet were transferred from the Manager and are now provided through our wholly owned subsidiaries Dorian LPG (USA) LLC, Dorian LPG (UK) Ltd and Dorian LPG Management Corp.
4. Deferred Charges, Net
The analysis and movement of deferred charges is presented in the table below:
	Financing costs	Drydocking costs	IPO offering costs	Total deferred charges, net
Balance, April 1, 2014	716,040	535,291	1,304,343	2,555,674
Additions	—	319,900	760,680	1,080,580
Amortization	(505,184)	(64,731)	—	(569,915)
Transferred to APIC	—	—	(2,065,023)	(2,065,023)
Balance, September 30, 2014	210,856	790,460	—	1,001,316
The drydocking costs incurred during the six months ended September 30, 2014 relate to the drydocking for Grendon, which was drydocked during the period.
Offering costs related to our IPO were transferred to additional paid-in capital ("APIC") on completion of our IPO on May 13, 2014.

Dorian LPG Ltd.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars)
5. Vessels, Net
	Cost	Accumulated depreciation	Net book Value
Balance, March 31, 2014	201,390,135	(6,555,269)	194,834,866
Additions	156,204,752	—	156,204,752
Depreciation	—	(5,427,782)	(5,427,782)
Balance, September 30, 2014	357,594,887	(11,983,051)	345,611,836
The additions represent amounts transferred from Vessels under Construction relating to the cost of our newbuildings, the Comet and the Corsair, which were delivered to us on July 25, 2014 and September 26, 2014, respectively.
Vessels with a total carrying value of $265.0 million as of September 30, 2014 are first‑priority mortgaged as collateral for our loan facility (refer Note 7). No impairment loss was recorded for the periods presented.
6. Vessels Under Construction
Balance, March 31, 2014	323,206,206
Installment payments to shipyards	178,511,791
Other capitalized expenditures	5,627,131
Capitalized interest	1,568,543
Vessels delivered (transferred to Vessels)	(156,204,752)
Balance, September 30, 2014	352,708,919
The installment payments to the shipyards, totaling $178.5 million, represent scheduled payments we made to the shipyards for the six months ended September 30, 2014. Other capitalized expenditures represents LPG coolant of $1.1 million, fees paid to our Manager of $0.9 million and to third party vendors of $3.5 million for supervision fees and other newbuilding pre‑delivery costs including engineering and technical support, liaising with the shipyard, and ensuring key suppliers are integrated into the production planning process.
7. Long-term Debt
The table below presents the loans outstanding as of September 30, 2014:
Secured bank debt
Royal Bank of Scotland plc. (RBS)
Tranche A	42,500,000
Tranche B	31,962,500
Tranche C	49,450,000
Total	123,912,500
Presented as follows:
Current portion of long‑term debt	9,612,000
Long‑term debt—net of current portion	114,300,500
Total	123,912,500

The interest rate on the loan facility increased in accordance with the loan agreement from LIBOR plus a margin of 1.5% per annum to LIBOR plus a margin of 2.0% per annum on September 26, 2014, commensurate with the delivery of the Corsair. The margin will be increased to 2.5% on September 26, 2015 until maturity.

Dorian LPG Ltd.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars)
The loan facility is secured by first priority mortgages on the Captain John NP, Captain Markos NL, Captain Nicholas ML and Corsair and first assignments of all freights, earnings and insurances. In addition, we were obliged to maintain $66,538,170 in a restricted cash account, which was reduced on the date of the second, third and fourth pre‑delivery shipyard installments for the Corsair and on delivery of the Corsair was reduced to zero.
8. Common Stock
On April 25, 2014, we completed a private placement of 1,412,698 common shares with a strategic investor at a price of NOK 110.00 or USD 18.40 based upon the exchange rate on April 24, 2014, which represents approximately $26.0 million in gross proceeds not including closing fees.
On May 13, 2014, we completed an initial public offering of 7,105,263 common shares on the New York Stock Exchange at a price of $19.00 per share, or $135.0 million in gross proceeds not including underwriting fees or closing costs. The shares began trading on the New York Stock Exchange on May 8, 2014 under the ticker symbol "LPG".
On May 22, 2014, we completed the issuance of 245,521 common shares related to the overallotment exercise by the underwriters of our initial public offering at a price of $19.00 per share, or $4.7 million in gross proceeds not including underwriting fees or closing costs.
On June 25, 2014, we completed the exchange offer of unregistered common shares that we previously issued in our prior equity private placements, other than the common shares owned by our affiliates, for 15,528,507 common shares that have been registered under the Securities Act of 1933, as amended, the complete terms and conditions of which were set forth in a prospectus dated May 8, 2014 and the related letter of transmittal.
On June 30, 2014, 655,000 shares of restricted stock were granted and issued to certain of our officers under the equity incentive plan (see Note 9 for further discussion regarding stock-based compensation).
9. Stock-Based Compensation Plans
In April 2014, we adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which we expect that directors, officers, and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates, and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates, as well as entities wholly‑owned or generally exclusively controlled by such persons, may be eligible to receive non‑qualified stock options, stock appreciation rights, stock awards, restricted stock units and performance compensation awards that the plan administrator determines are consistent with the purposes of the plan and the interests of the Company. We have reserved 2,850,000 of our common shares for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan in April 2014. The plan is administered by our compensation committee. For more information relating to the terms of our Equity Incentive Plan, please see the section entitled Equity Incentive Plan in Item 6. Directors, Senior Management and Employees – B. Compensation included in our Annual Report on Form 20-F for the period ended March 31, 2014.
On June 30, 2014, we granted 655,000 shares of restricted stock to certain of our officers. One-third of these restricted shares vest three years after grant date, one-third vest four years after grant date, and one-third vest five years after grant date. The restricted shares were valued at their fair market value on their grant date and are expensed on a straight-line basis over five years. Our stock-based compensation expense was $0.8 million for both the three and six months ended September 30, 2014. Unrecognized compensation cost as of September 30, 2014 is $14.3 million and will be recognized over the remaining weighted average life of 4.8 years.

Dorian LPG Ltd.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars)

A summary of the activity of our restricted shares as of September 30, 2014 and changes during the six months then ended, is as follows:

Restricted Share Awards	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested as of March 31, 2014	—	$—
Granted	655,000	22.99
Unvested as of September 30, 2014	655,000	$22.99

10. Revenues
  Revenues comprise the following:
	Three months ended September 30, 2014	Six months ended September 30, 2014	July 1, 2013 (inception) to September 30, 2013
Voyage charter revenues	$13,738,052	$21,927,340	$2,663,920
Time charter revenues	6,373,220	13,747,585	3,391,762
Other revenues	246,939	537,126	—
Total	$20,358,211	$36,212,051	$6,055,682

Time charter revenue included a profit‑sharing element of the time charter agreements of $2.2 million and $5.3 million for the three and six months ended September 30, 2014, respectively. For the period July 1, 2013 (inception) to September 30, 2013, $0.9 million of the profit-sharing element of the time charter agreements is included in time charter revenue. Other revenue represents income from charterers relating to reimbursement of expenses such as costs for security guards and war risk insurance.
11. Derivatives and Financial Instruments
Our principal financial assets consist of cash and cash equivalents, amounts due from related parties and trade accounts receivable. Our principal financial liabilities consist of long‑term bank loan, interest rate swaps, accounts payable, amounts due to related parties and accrued liabilities.
 (a)          Concentration of credit risk:  Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties, cash and cash equivalents. We limit our credit risk with accounts receivable by performing ongoing credit evaluations of our customers' financial condition and generally do not require collateral for our trade accounts receivable. We place our cash and cash equivalents, with highly-rated financial institutions.
(b)            Fair value:  The carrying values of trade accounts receivable, amounts due from related parties, cash and cash equivalents, accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short‑term nature of these financial instruments. The fair value of long‑term bank loan approximates recorded value due to its variable interest rate, being LIBOR, which is observable at commonly quoted intervals for the full terms of the loan. Therefore, the long‑term bank loan is considered a Level 2 item in accordance with the fair value hierarchy.
(c)            Interest rate risk:  Our long‑term bank loan is based on LIBOR and hence we are exposed to movements in LIBOR. We entered into interest rate swap agreements in order to hedge our variable interest rate exposure.
We use interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert our debt from a floating to a fixed rate. To hedge our exposure to changes in interest rates we are a party to five floating‑to‑fixed interest rate swaps with RBS. Interest rate swaps are stated at fair value, which is determined using a discounted cash flow approach based on market‑based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The fair value of the interest rate swap agreements approximates the amount that we would have to pay for the early termination of the agreements.

Dorian LPG Ltd.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars)
Tabular disclosure of financial derivatives is as follows:
		September 30, 2014		March 31, 2014
Derivatives not designated as hedging instruments	Balance sheet location	Asset derivatives	Liability derivatives	Asset derivatives	Liability derivatives
Interest rate swap agreements	Long-term liabilities—Derivative instruments	—	12,405,364	—	14,062,416
The effect of derivative instruments on the consolidated statement of operations for the periods presented are as follows:
Derivatives not designated as hedging instruments	Location of gain/(loss) recognized	Three months ended September 30, 2014	Six months ended September 30, 2014	July 1, 2013 (inception) to September 30, 2013
Interest Rate Swap—Change in fair value	Gain/(loss) on derivatives, net	$1,690,606	$1,657,052	$366,806
Interest Rate Swap—Realized loss	Gain/(loss) on derivatives, net	(1,348,297)	(2,702,887)	(965,954)
Loss on derivatives—net		$342,309	$(1,045,835)	$(599,148)

As of September 30, 2014 and March 31, 2014, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in our consolidated balance sheets. We did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the three or six months ended September 30, 2014.
12. Earnings/(Loss) Per Share ("EPS")
Basic EPS represents net income/(loss) attributable to common shareholders divided by the weighted average number of common shares outstanding during the measurement period. Our restricted stock shares include rights to receive dividends that are subject to the risk of forfeiture if service requirements are not satisfied, thus these shares are not considered participating securities and are excluded from the basic weighted-average shares outstanding calculation. Diluted EPS represent net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the measurement period while also giving effect to all potentially dilutive common shares that were outstanding during the period.
The calculations of basic and diluted EPS for the periods presented were as follows:

(In U.S. dollars except share data)	Three months ended September 30, 2014	Six months ended September 30, 2014	July 1, 2013 (inception) to September 30, 2013
Numerator:
Net income	$3,768,677	$7,435,926	$(1,425,761)
Denominator:
Weighted average number of common shares outstanding, basic and diluted	57,128,494	55,244,082	18,644,324
EPS:
Basic and diluted	$0.07	$0.13	$(0.08)

For the three and six months ended September 30, 2014, there are 655,000 shares of unvested restricted stock excluded from the calculation of diluted EPS because the effect of their inclusion would be anti-dilutive.

Dorian LPG Ltd.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars)

13. Commitments and Contingencies
Commitments under Newbuilding Contracts
As of September 30, 2014, we had commitments under shipbuilding contracts and supervision agreements for seventeen newbuildings. We expect to settle these commitments as follows:
Twelve months ended September 30, 2015	697,068,483
Twelve months ended September 30, 2016	297,618,068
Total	994,686,551
Other
From time to time we expect to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any claim, which is reasonably possible and should be disclosed or probable and for which a provision should be established in the accompanying interim condensed consolidated financial statements.
14. Subsequent Events
Robert Bugbee, President and Director of Scorpio Tankers Inc. ("Scorpio"), resigned from the Company's board of directors on October 29, 2014.  Pursuant to a shareholders' agreement with Scorpio and other existing shareholders of the Company dated November 26, 2013, Scorpio retains the right to appoint one director to fill the resulting vacancy on the Company's board of directors so long as Scorpio owns at least 10% of the Company's outstanding shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
We are a Marshall Islands corporation headquartered in the United States and primarily focused on owning and operating VLGCs, each with a cargo‑carrying capacity of greater than 80,000 cbm. Our fleet consists of six LPG carriers, including three 82,000 cbm VLGCs, one pressurized 5,000 cbm vessel and two new fuel-efficient 84,000 cbm ECO-design VLGCs constructed by Hyundai and delivered in July and September 2014. We have newbuilding contracts for the construction of seventeen new fuel-efficient 84,000 cbm ECO-design VLGCs at Hyundai and Daewoo, both of which are based in South Korea, with scheduled deliveries between January 2015 and January 2016. We refer to these contracts along with the VLGCs that were delivered in July and September 2014 as our VLGC Newbuilding Program.
Our principal shareholders include Scorpio Tankers (NYSE:STNG); SeaDor Holdings, an affiliate of SEACOR Holdings Inc. (NYSE:CKH); Kensico Capital Management and Dorian Holdings which own 16.3%, 16.1%, 13.9% and 9.8%, respectively, of our total shares outstanding as of November 4, 2014. Each is represented on our board of directors or retains the right to appoint a director, owns a substantial ownership interest in our outstanding common shares and has the ability to exert significant influence over our operations.
Our customers include global energy companies such as Statoil and Shell, commodity traders such as Vitol, and industrial users. We intend to pursue a balanced chartering strategy by employing our vessels on a mix of multi‑year time charters, some of which may include a profit‑sharing component, and spot market voyages and shorter‑term time charters. Two of our vessels are currently on time charters. Our first newbuilding, the Comet, is on a five-year time charter to Shell that began on July 25, 2014 and the Captain Markos NL is currently on a time charter to Statoil that will conclude in December 2014. Immediately following the maturity of the Statoil time charter, the Captain Markos NL will commence a five-year time charter with Shell.
Recent Developments
On September 26, 2014, we took delivery of our second vessel under the VLGC Newbuilding Program, the Corsair, from Hyundai.
Selected Financial Data
The following table presents selected financial data and other data of Dorian LPG Ltd. as of and for the three and six month periods ended September 30, 2014 and should be read in conjunction with our interim condensed consolidated financial statements and other financial information appearing and referred to elsewhere in this report.

(in U.S. dollars, except fleet data)	Three months ended September 30, 2014	Six months ended September 30, 2014	July 1, 2013 (inception) to September 30, 2013
Statement of Operations Data
Revenues	$20,358,211	$36,212,051	$6,055,682
Expenses
Voyage expenses	4,357,560	7,143,558	1,822,424
Vessel operating expenses	5,187,845	8,670,968	2,175,059
Management fees‑related party	—	1,125,000	872,356
Depreciation and amortization	3,034,138	5,501,080	1,682,697
General and administrative expenses	4,302,218	5,094,724	12,879
Total expenses	16,881,761	27,535,330	6,565,415
Operating income/(loss)	3,476,450	8,676,721	(509,733)
Other income/(expenses)
Interest and finance costs	(37,452)	(215,992)	(649,863)
Interest income	134,273	241,628	100,039
Gain/(loss) on derivatives, net	342,309	(1,045,835)	(599,148)
Foreign currency gain/(loss), net	(146,903)	(220,596)	232,944
Total other income/(loss), net	292,227	(1,240,795)	(916,028)
Net income/(loss)	$3,768,677	$7,435,926	$(1,425,761)
Earnings/(loss) per common share, basic and diluted	$0.07	$0.13	$(0.08)
Other Financial Data
Adjusted EBITDA(1)	$7,256,230	$14,965,356	$1,505,946
Fleet Data
Calendar days(2)	441	805	256
Available days (3)	388	752	239
Operating days(4)	350	683	233
Fleet utilization(5)	90.2%	90.8%	97.5%
Average Daily Results
Time charter equivalent rate(6)	$45,716	$42,560	$18,168
Daily vessel operating expenses(7)	$11,764	$10,771	$8,496

(in U.S. dollars)	As of September 30, 2014	As of March 31, 2014
Balance Sheet Data
Cash and cash equivalents	$283,013,780	$279,131,795
Restricted cash, current	—	30,948,702
Restricted cash, non‑current	4,510,000	4,500,000
Total assets	1,000,601,014	840,245,766
Current portion of long-term debt	9,612,000	9,612,000
Long-term debt – net of current portion	114,300,500	119,106,500
Total liabilities	146,512,239	148,046,334
Total shareholders' equity	854,088,775	692,199,432

(1)
Adjusted EBITDA represents net income before interest and finance costs, loss/(gain) on derivatives, net, stock compensation expense and depreciation and amortization and is used as a supplemental financial measure by management to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of derivatives, interest and finance costs, stock-based compensation expense, and depreciation and amortization expense, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in selecting between investing in us and other investment alternatives.

Adjusted EBITDA has certain limitations in use and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income. Adjusted EBITDA as presented below may not be computed consistently with similarly titled measures of other companies and, therefore might not be comparable with other companies.

The following table sets forth a reconciliation of net income/(loss) to Adjusted EBITDA (unaudited) for the periods presented:

(in U.S. dollars)	Three months ended September 30, 2014	Six months ended September 30, 2014	July 1, 2013 (inception) to September 30, 2013
Net income/(loss)	$3,768,677	$7,435,926	$(1,425,761)
Interest and finance costs	37,452	215,992	649,863
Loss/(gain) on derivatives-net	(342,309)	1,045,835	599,148
Stock-based compensation expense	758,272	766,523	—
Depreciation and amortization	3,034,138	5,501,080	1,682,696
Adjusted EBITDA	$7,256,230	$14,965,356	$1,505,946

(2)
We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

(3)
We define available days as calendar days less aggregate off‑hire days associated with scheduled maintenance, which include major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.

(4)
We define operating days as available days less the aggregate number of days that our vessels are off‑hire for any reason other than scheduled maintenance. We use operating days to measure the number of days in a period that our operating vessels are on hire.

(5)
We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non‑scheduled off‑hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.

(6)
Time charter equivalent rate, or "TCE rate", is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period‑to‑period changes in a shipping company's performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide revenue net of voyage expenses by operating days for the relevant time period.

(7)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by calendar days for the relevant time period.

Our Fleet
Our operating fleet currently consists of six LPG carriers, including two fuel-efficient 84,000 cbm ECO-design VLGCs, three modern 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel. In addition, we have newbuilding contracts for the construction of seventeen new fuel‑efficient 84,000 cbm ECO-design VLGCs at Hyundai and Daewoo, both of which are based in South Korea, with scheduled deliveries between January 2015 and January 2016.
Each of our newbuildings will be an ECO‑design vessel incorporating advanced fuel efficiency and emission‑reducing technologies. Upon completion of our VLGC Newbuilding Program in January 2016, 100% of our VLGC fleet will be operated as sister ships and the average age of our VLGC fleet will be approximately 1.6 years, while the average age of the current worldwide VLGC fleet is approximately 10.6 years.
The following table sets forth certain information regarding our vessels as of November 4, 2014:
	Capacity (Cbm)	Shipyard	Sister Ships	Year Built/ Estimated Delivery(1)	ECO Vessel(2)	Charterer	Charter Expiration(1)
OPERATING FLEET
VLGC
Captain Nicholas ML	82,000	Hyundai	A	2008	—	Spot	—
Captain John NP	82,000	Hyundai	A	2007	—	Spot	—
Captain Markos NL (3)	82,000	Hyundai	A	2006	—	Statoil	Q4 2014
						Shell	Q4 2019
Comet (4)	84,000	Hyundai	B	2014	X	Shell	Q4 2019
Corsair (5)	84,000	Hyundai	B	2014	X	Spot	—

Small Pressure
Grendon	5,000	Higaki		1996	—	Spot	—
NEWBUILDING VLGCs
Corvette	84,000	Hyundai	B	Q1 2015	X	—	—
Cougar	84,000	Hyundai	B	Q2 2015	X	—	—
Cobra	84,000	Hyundai	B	Q2 2015	X	—	—
Continental	84,000	Hyundai	B	Q2 2015	X	—	—
Concorde	84,000	Hyundai	B	Q2 2015	X	—	—
Constitution	84,000	Hyundai	B	Q2 2015	X	—	—
Commodore	84,000	Hyundai	B	Q3 2015	X	—	—
Constellation	84,000	Hyundai	B	Q3 2015	X	—	—
Cresques	84,000	Daewoo	C	Q3 2015	X	—	—
Cheyenne	84,000	Hyundai	B	Q3 2015	X	—	—
Clermont	84,000	Hyundai	B	Q3 2015	X	—	—
Chaparral	84,000	Hyundai	B	Q4 2015	X	—	—
Commander	84,000	Hyundai	B	Q4 2015	X	—	—
Cratis	84,000	Daewoo	C	Q4 2015	X	—	—
Copernicus	84,000	Daewoo	C	Q4 2015	X	—	—
Challenger	84,000	Hyundai	B	Q1 2016	X	—	—
Caravel	84,000	Hyundai	B	Q1 2016	X	—	—
Total	1,847,000

___________________________
(1)	Represents calendar year quarters.

(2)	Represents vessels with very low revolutions per minute, long‑stroke, electronically controlled engines, larger propellers, advanced hull design, and low friction paint.

(3)	Currently on time charter with Statoil expected to conclude in December 2014. Commensurate with the conclusion, a time charter with Shell will commence at a rate of $850,000 per month.

(4)	Delivered on July 25, 2014 and on a time charter with Shell that began on that date at a rate of $945,000 per month.

(5)	Delivered on September 26, 2014 and currently in the spot market.

Results of Operations – For the three months ended September 30, 2014
Revenues
Revenues of $20.4 million for the three months ended September 30, 2014 represent charter hire and voyage charters earned for our five VLGC vessels and our pressurized 5,000 cbm vessel. Two of our VLGCs operated in the spot market and earned $13.6 million in voyage charter revenues, including a VLGC that ended its time charter on July 27, 2014. The Corsair, which is operating in the spot market, was delivered on September 26, 2014 and earned no revenues for the three months ended September 30, 2014. Three of our VLGCs earned time charter hire revenues amounting to $6.4 million. Time charter revenues included $2.2 million of profit sharing. For the three months ended September 30, 2014, the Grendon, which ended its time charter at the end of May 2014, earned $0.2 million of revenues, had 14 operating days and was in drydock for 10 days.
Voyage Expenses
Voyage expenses were approximately $4.4 million during the three months ended September 30, 2014. Voyage expenses mainly related to bunkers of $3.4 million, port charges of $0.4 million, brokers' commissions of $0.3 million, security costs of $0.2 million and other voyage expenses of $0.1 million.
Vessel Operating Expenses
Vessel operating expenses are influenced by the age and size of the vessel, the condition of the vessel and other factors. Vessel operating expenses were approximately $5.2 million during the three months ended September 30, 2014, or $11,764 per vessel per calendar day, which is calculated by dividing vessel operating expenses by calendar days for the relevant time period. This included approximately $0.7 million relating to training of additional crew on our operating VLGC fleet in anticipation of newbuilding deliveries as well as $0.3 million of pre-delivery expenses related to the Comet and Corsair. The Grendon, which ended its time charter at the end of May 2014, had 14 operating days for the three months ended September 30, 2014 and $1.0 million of vessel operating expenses, inclusive of $0.3 million of expenses related to repairs and maintenance.
Depreciation and Amortization
Depreciation and amortization was approximately $3.0 million for the three months ended September 30, 2014 and mainly relates to depreciation expense for our operating vessels.
General and Administrative Expenses
General and administrative expenses were approximately $4.3 million for the three months ended September 30, 2014 and were comprised of $2.0 million of salaries, wages and benefits (inclusive of a $0.3 million accrual for statutory retirement benefits for our Greece-based employees), $0.8 million of stock-based compensation, $0.6 million for professional, legal, audit and accounting fees, and $0.9 million of other general and administrative expenses.

Interest and Finance Costs
Interest and finance costs amounted to less than $0.1 million for the three months ended September 30, 2014. The interest and finance costs consisted of interest incurred on our long-term debt of $0.6 million and amortization of financing costs of $0.2 million, less capitalized interest of $0.8 million. The average indebtedness during the three months ended September 30, 2014 was $125.8 million and the outstanding balance of our long‑term debt as of September 30, 2014 was $123.9 million.
Interest Income
Interest income amounted to approximately $0.1 million for the three months ended September 30, 2014 derived from short term bank deposits.
Gain/(loss) on Derivatives, net
Gain/(loss) on derivatives, net, amounted to a net gain of approximately $0.3 million for three months ended September 30, 2014. The net gain on derivatives was primarily comprised of an unrealized gain of $1.7 million from the changes in the fair value of the interest rate swaps, partially offset by a realized loss of $1.4 million.
Foreign Currency Gain/(loss), net
Foreign currency gain/(loss), net amounted to a net loss of approximately $0.1 million for the three months ended September 30, 2014, and comprised mainly of unrealized losses from cash held in Norwegian Krone.
Results of Operations – For the six months ended September 30, 2014
Revenues
Revenues of $36.2 million for the six months ended September 30, 2014 represent charter hire and voyage charters earned for our five VLGC vessels and our pressurized 5,000 cbm vessel. Two of our VLGCs operated in the spot market and earned $21.7 million in voyage charter revenues. The Corsair, which is operating in the spot market, was delivered on September 26, 2014 and earned no revenues for the six months ended September 30, 2014. Three of our VLGCs earned time charter hire revenues amounting to $13.1 million, including a VLGC that ended its time charter on July 27, 2014. Time charter revenues included $5.3 million of profit sharing. For the six months ended September 30, 2014, the Grendon, which ended its time charter at the end of May 2014, earned $0.8 million of revenues, had 74 operating days and was in drydock for 10 days.
Voyage Expenses
Voyage expenses were approximately $7.1 million during the six months ended September 30, 2014. Voyage expenses mainly related to bunkers of $5.5 million, port charges of $0.6 million, brokers' commissions of $0.5 million, security costs of $0.4 million and other voyage expenses of $0.1 million.
Vessel Operating Expenses
Vessel operating expenses are influenced by the age and size of the vessel, the condition of the vessel and other factors. Vessel operating expenses were approximately $8.7 million during the six months ended September 30, 2014, or $10,771 per vessel per calendar day, which is calculated by dividing vessel operating expenses by calendar days for the relevant time period. This included approximately $1.1 million relating to training of additional crew on our operating VLGC fleet in anticipation of newbuilding deliveries as well as $0.3 million of pre-delivery expenses related to the Comet and Corsair. The Grendon, which ended its time charter at the end of May 2014, had 74 operating days for the six months ended September 30, 2014 and $1.6 million of vessel operating expenses, inclusive of $0.3 million of expenses related to repairs and maintenance.

Management Fees—related party
Management fees expensed for the six months ended September 30, 2014 represent fees charged by Dorian (Hellas) amounting to approximately $1.1 million in accordance with our management agreement entered into with Dorian (Hellas). The management fees are charged on a monthly basis per vessel and the total fees are affected by the number of vessels in our fleet. Beginning July 1, 2014, we ceased to incur management fees-related party, as a result of the completion of the management transition described in "Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions," in our Annual Report on Form 20-F.
Depreciation and Amortization
Depreciation and amortization was approximately $5.5 million for the six months ended September 30, 2014 and mainly relates to depreciation expense for our operating vessels.
General and Administrative Expenses
General and administrative expenses were approximately $5.1 million for the six months ended September 30, 2014, which were primarily covered under our management agreement with Dorian (Hellas) during the three months ended June 30, 2014.  Expenses not covered under the management agreement included audit and accounting fees, professional and legal fees and investor relations. As of July 1, 2014, vessel management services for our fleet was transferred from the Dorian (Hellas) and is now provided through our wholly owned subsidiaries Dorian LPG (USA) LLC, Dorian LPG (UK) Ltd and Dorian LPG Management Corp., incorporated in Delaware, the United Kingdom and the Republic of the Marshall Islands, respectively. For the six months ended September 30, 2014, general and administrative expenses were comprised of $2.0 million of salaries, wages and benefits (inclusive of a $0.3 million accrual for statutory retirement benefits for our Greece-based employees), $1.0 million for professional, legal, audit and accounting fees, $0.8 million of stock-based compensation, $0.3 million of investor relations, and $1.0 million of other general and administrative expenses.
Interest and Finance Costs
Interest and finance costs amounted to approximately $0.2 million for the six months ended September 30, 2014. The interest and finance costs consisted of interest incurred on our long-term debt of $1.2 million, amortization of financing costs of $0.5 million, and $0.1 million of other financial expenses, less capitalized interest of $1.6 million. The average indebtedness during the six months ended September 30, 2014 was $127.0 million and the outstanding balance of our long‑term debt as of September 30, 2014 was $123.9 million.
Interest Income
Interest income amounted to approximately $0.2 million for the six months ended September 30, 2014 derived from short term bank deposits.
Gain/(loss) on Derivatives, net
 Gain/(loss) on derivatives, net, amounted to a net loss of approximately $1.0 million for six months ended September 30, 2014. The net loss on derivatives was primarily comprised of a realized loss of $2.7 million, partially offset by an unrealized gain of $1.7 million from the changes in the fair value of the interest rate swaps.
Foreign Currency Gain/(loss), net
Foreign currency gain/(loss), net amounted to a net loss of approximately $0.2 million for the six months ended September 30, 2014, and comprised mainly of unrealized losses from cash held in Norwegian Krone.

Results of Operations

For the period from July 1, 2013 (Inception) to September 30, 2013

Included in the consolidated financial statements are the unaudited results of operations of Dorian LPG Ltd. for the period from July 1, 2013 to September 30, 2013. The Company remained substantially inactive for the period from July 1, 2013 until July 29, 2013, the date of our business combination with the predecessor businesses of Dorian LPG Ltd. The results of operations of the Company for the period July 1, 2013 through September 30, 2013 include the operations of the four vessels we acquired on July 29, 2013, which we refer to as our "Initial Fleet".

Revenues

Revenues of $6.1 million for the period July 1, 2013 to September 30, 2013 represent charter hire and voyage charters earned for our three VLGC vessels and our pressurized 5,000 cbm vessel. Revenues from time charter hire earned for our two VLGC vessels and the Grendon amounted to $3.4 million, of which $1.0 million represented profit sharing, and revenues from voyage charter for one VLGC vessel amounted to $2.7 million.  The Captain Nicholas was in drydock for the period from August 28, 2013 to September 14, 2013 and did not earn revenue during this time.

Voyage Expenses

Voyage expenses were approximately $1.8 million during the period July 1, 2013 to September 30, 2013. Voyage expenses mainly related to bunkers of $1.5 million, brokers' commissions of $0.1 million and port charges of $0.1 million.

Vessel Operating Expenses

Vessel operating expenses were approximately $2.2 million during the period July 1, 2013 to September 30, 2013, or $8,496 per calendar day. Vessel operating expenses are influenced by the age and size of the vessel, the condition of the vessel and other factors, as discussed above.

Management Fees charged by a related party

Management fees charged by Dorian (Hellas) for the period July 1, 2013 to September 30, 2013 were approximately $0.9 million in accordance with our management agreements entered into with Dorian (Hellas) for the period since the acquisition of our vessels. In addition our Manager charged fees of $15,000 per month for each of the three newbuilding contracts in accordance with a separate agreement with the vessel owning subsidiaries for our newbuildings for the provision of management and technical services. The management fees were charged on a monthly basis per vessel and newbuilding contract and the total fees were affected by the number of vessels in our fleet and the number of newbuilding contracts managed.

Depreciation and Amortization

Depreciation and amortization was approximately $1.7 million for the period July 1, 2013 to September 30, 2013 and mainly relates to depreciation expense for our Initial Fleet from the date of acquisition, July 29, 2013.

Interest and Finance Costs

Interest and finance costs amounted to approximately $0.6 million for the period July 1, 2013 to September 30, 2013, of which $0.4 million related to the interest incurred on our bank debt, and $0.2 million related to the amortization of financing costs and other financial expenses. The average indebtedness during the period was $134.4 million and the outstanding balance of our long-term debt as of September 30, 2013, was $133.5 million.

Interest Income

Interest income amounted to approximately $0.1 million for the period July 1, 2013 to September 30, 2013 derived from short term bank deposits.

Gain/(loss) on Derivatives, net

Gain/(loss) on derivatives, net, amounted to a net loss of approximately $0.6 million for the period July 1, 2013 to September 30, 2013. The net loss on derivatives comprised of a realized loss of $1.0 million, partially offset by an unrealized gain of $0.4 million from the changes in the fair value of the interest rate swaps.

Foreign currency gain/(loss), net

Foreign currency gain/(loss), net, amounted to a net gain of approximately $0.2 million for the period July 1, 2013 to September 30, 2013, comprised mainly of unrealized gains from the cash balances held in Norwegian Krone as a result of the July 29, 2013 private placement in which consideration received was mainly in Norwegian Krone.

Liquidity and Capital Resources
Our business is capital intensive, and our future success depends on our ability to maintain a high‑quality fleet and the delivery of the vessels under the VLGC Newbuilding Program. As of September 30, 2014, we had cash and cash equivalents of $283.0 million and current and non‑current restricted cash of $4.5 million.
Our primary sources of capital during the six months ended September 30, 2014 were the net proceeds from the initial public offering of our common stock in May 2014 which amounted to approximately $123.5 million, after the deduction of underwriting discounts and commissions and expenses payable by us, the overallotment exercise by the underwriters of our initial public offering in May 2014, which amounted to approximately $4.3 million, after the deduction of underwriting discounts and commissions and expenses payable by us, and a private placement of our common stock in April 2014, which amounted to approximately $25.9 million, after the deduction of underwriting discounts and commissions and expenses payable by us. We used a portion of the proceeds of the initial public offering and the private placement to make progress payments for our VLGCs under construction and for working capital purposes. As of September 30, 2014, we had total outstanding indebtedness of $123.9 million which was assumed from our predecessor as part of the acquisition of our VLGC vessels, of which $9.6 million is scheduled to be repaid within the next twelve months.
In addition to operating expenses and financing costs, our medium‑term and long‑term liquidity needs primarily relate to contractual commitments to build seventeen VLGCs at shipyards as of September 30, 2014, with delivery dates between January 2015 and January 2016.
As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and future equity offerings.
We expect to finance the remaining payments amounting to $1.0 billion as of November 4, 2014 for the seventeen VLGCs to be delivered between January 2015 and January 2016 from available cash through previously issued equity to private investors, the net proceeds of our public offering and public offering overallotment on May 13, 2014 and May 22, 2014, respectively, borrowings under new credit facilities currently being negotiated with banks and Korean export credit agencies, or debt/equity offerings.
Our dividend policy will also impact our future liquidity position. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. In addition, under the terms of our credit facility, we may only declare or pay any dividends from our free cash flow and may not do so if i) an event of default is occurring or ii) the payment of such dividend would result in an event of default. Our vessel owning subsidiaries who are party to our secured term loan facility, as described in Note 11 to our consolidated financial statements included in our Annual Report on Form 20-F for the period ended March 31, 2014, are prohibited from paying dividends without the consent of the lender.

As of September 30, 2014, we had approximately $696.3 million of payments due under newbuilding contracts during the twelve months ending September 30, 2015. We intend to continue to fund our contractual financial obligations through current cash positions, cash flows from operations and borrowings under new lending commitments currently being negotiated with banks and Korean export credit agencies. Management believes the sources of financing mentioned above will be adequate to fund our operations for the upcoming twelve months and our vessel newbuilding commitments. We do not yet have fully committed bank financing adequate to cover our contractual financial obligations related to our VLGC Newbuilding Program that will come due in the twelve months ending September 30, 2015. Although these factors raise an uncertainty about our ability to fund our obligations related to our VLGC Newbuilding Program, management believes new credit facilities to fund these commitments will be secured. In addition, management believes that if these sources do not provide adequate financing to fund our cash flow needs, it could sell vessels and/or newbuilding contracts.

We expect to finance the purchase price of any additional future acquisitions and our operations either through internally generated funds, debt financings, the issuance of additional equity securities or a combination of these forms of financing. We anticipate that our primary sources of funds for our long term liquidity needs will be from cash from operations and/or debt or equity financings.
 Cash Flows
The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the six months ended September 30, 2014:

Net cash provided by operating activities	$7,917,110
Net cash used in investing activities	(153,317,519)
Net cash provided by financing activities	149,635,260
Net increase in cash and cash equivalents	$3,881,985

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the period July 1, 2013 (inception) to September 30, 2013:

Net cash provided by operating activities	$1,755,111
Net cash used in investing activities	(99,657,241)
Net cash provided by financing activities	159,068,145
Net increase in cash and cash equivalents	$61,423,091
Operating Cash Flows.  Net cash provided by operating activities for the six months ended September 30, 2014 amounted to $7.9 million, primarily due to cash flows from operating profits.
Net cash provided by operating activities for the period July 1, 2013 to September 30, 2013 amounted to $1.8 million, as a result of favorable movements in working capital which were offset partially by payments for drydocking costs of $165,000.
Net cash flow from operating activities depends upon our overall profitability, the timing and amount of payments for: drydocking expenditures, any unscheduled repairs and maintenance activity, fluctuations in working capital balances, bunker costs and market rates to the extent we have vessels employed on voyage charters.
Investing Cash Flows.  Net cash used in investing activities of $153.3 million for the six months ended September 30, 2014, comprised mainly of $184.1 million of scheduled payments to the shipyards, supervision costs, management fees, and other capitalized costs related to the newbuildings, partially offset by a $30.9 million decrease in restricted cash.

Net cash used in investing activities of $99.7 million for the period July 1, 2013 to September 30, 2013, which consisted of an increase in restricted cash of $71.1 million, net payments to acquire the predecessor businesses of $13.7 million and payments for vessels under construction of $14.9 million.
Financing Cash Flows.  Net cash provided by financing activities was $149.6 million for the six months ended September 30, 2014 and consisted of cash proceeds from our initial public offering, the overallotment exercise by the underwriters of our initial public offering, and a private placement of our common stock, totaling $155.8 million, offset partially by repayments of long term debt of $4.8 million and payment of equity issuance costs of $1.4 million.
Net cash provided by financing activities was $159.0 million for the period July 1, 2013 to September 30, 2013 and consisted of cash proceeds from common shares issuances of $162.8 million, offset partially by repayments of long term debt of $1.7 million, payment of financing costs of $1.5 million and payments relating to equity issuance costs of $0.6 million.
Capital Expenditures.  LPG transportation is a capital‑intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.
We have entered into contracts for the construction of nineteen newbuilding vessels, two of which were delivered in the three months ended September 30, 2014, in our VLGC Newbuilding Program. As of November 4, 2014, our remaining contractual commitments total approximately $1.0 billion.
We are required to complete a special survey for a vessel once every five years and an intermediate survey every 2.5 years after the first special survey. Drydocking each vessel takes approximately 10‑20 days. We spend significant amounts for scheduled drydocking (including the cost of classification society surveys) for each of our vessels. The Grendon incurred 10 days off hire in drydocking for the three months ended September 30, 2014. Drydocking costs of $0.3 million were incurred and paid during the six months ended September 30, 2014.
As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of a VLGC special survey to be approximately $1,000,000 and the cost of an intermediate survey to be approximately $100,000. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs. We are not aware of any future regulatory changes or environmental laws that we expect to have a material impact on our current or future results of operations that we have not already considered. Please see "Risk Factors—Risks Relating to Our Company—We may incur substantial costs for the drydocking or replacement of our vessels as they age" in our Annual Report on Form 20-F.
Secured Term Loan Facility
For information relating to our secured term loan facility, please see Note 11 to our consolidated financial statements included in our Annual Report on Form 20-F for the period ended March 31, 2014.